LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER   WRITER'S E-MAIL
(202) 274-2008   aschick@luselaw.com

July 16, 2007

VIA EDGAR

Mr. Hugh West
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

        Re: Cheviot Financial Corp., Current Report on Form 8-K

Dear Mr. West:

    On behalf of Cheviot Financial Corp. (the "Company") we are filing an
amendment to the Company's Current Report on Form 8-K. The amendment is being
filed in response to a comment letter from the staff dated July 12, 2007. In
response to the staff's comments, the Current Report on Form 8-K has been
revised to indicate that the matters referred to in the staff comment letter are
responded to in the negative.

    The Company acknowledges that:

    (i)   it is responsible for the adequacy and accuracy of the disclosure in
          the Current Report;

    (ii) staff comments or changes to disclose in response to staff comments do
          not foreclose the Commission from taking action with respect to the
          filing; and

    (iii) the Company may not asset staff comments as a defense in any
          proceeding initiated by the Commission or any person under the Federal
          Securities laws of the United States.

    We trust the foregoing is responsible to the staff's comments.

                                        Very truly yours,

                                        /s/ Alan Schick
                                        Alan Schick

cc: Thomas Linneman, President and

Chief Executive Officer